Exhibit 1

PERION REPORTS FIRST QUARTER 2017 RESULTS

New Management Team will Leverage Extensive Experience in Leading Strategic Effort for Driving Long-Term Growth

Tel Aviv & New York – May 4, 2017 – Perion Network Ltd. (NASDAQ: PERI), a global technology leader in advertising solutions for brands and publishers, announced today its financial results for the first quarter ended March 31, 2017.

Financial Highlights*
(In thousands, except per share data)

	Three months ended
	March 31,
	2016	2017
Revenues	$75,789	$61,976
GAAP Net Loss from Continuing Operations	$(2,023)	$(2,074)
Non-GAAP Net Income	$6,673	$2,754
Adjusted EBITDA	$8,791	$3,489
GAAP Diluted Loss Per Share from continuing operation	$(0.02)	$(0.03)
Non-GAAP Diluted Earnings Per Share	$0.09	$0.04

* Reconciliation of GAAP to Non-GAAP measures follows.

Alan Gelman, Chairman of the Board of Directors commented, "The Board is encouraged that we have a new management team in place that has the experience needed to lead Perion in a new strategic direction and guide the company to the next phase of its growth. Doron Gerstel, who took over as CEO on April 2, 2017, has extensive experience leading technology-focused companies efficiently expand in competitive markets and a proven ability to create shareholder value. I am confident that he is the right leader to drive Perion's long-term growth."

Mr. Gerstel commented, "My mission is clear: drive long term exponential growth and unlock sustainable shareholder value. The key element of our growth strategy will be leveraging our technology asset in an integrated solution. We will use data-driven analytic capabilities to allow us to transform current stand-alone product offerings into a more integrated solutions-based offering. We are confident that these more holistic and synergistic solutions will resonate with customers, accelerate our growth and enable margin expansion. A significant component of our long-term growth plan will be to continue to optimize our cost structure and redirect investments to further capitalize on our core technology."

“During the second quarter we will begin implementing new initiatives that will help position Perion for the next phase of its growth, and I expect to provide more specific details on our strategic plan, when we report our second quarter financial results,” Mr. Gerstel added. “Based on our current visibility, I am encouraged by our prospects for the second quarter in comparison to this past quarter, as well as the second quarter last year. I am confident regarding the near- and long-term outlook for Perion. During my 30 days at Perion, I have already found that the assets we have in place exceed my original expectations that had encouraged me to take this position in the first place.”

Financial Comparison for the First Quarter of 2017:

Revenues: Revenues decreased by 18%, from $75.8 million in the first quarter of 2016 to $62.0 million in the first quarter of 2017. This decrease, was primarily a result of advertising revenues declining 22% and search and other revenues declining 16%, as compared to the first quarter of 2016. The decline in search and other revenues primarily reflects the continued decline in expense free search revenues generated by legacy users, engaged over two years ago, the effect of which is expected decrease over time.

"Our advertising business experienced a significant impact related to the uncertainty in the U.S. following the U.S. elections," continued Mr. Gerstel. "This directly contributed to lower ad spend, and related revenue, primarily during January. I am encouraged that our advertising business recovered shortly thereafter, and April's revenues is over 20% than April last year. The positive effects of programmatic advertising and the effort to increase 'in-flight' campaign spend, has become more significant in our Q2 revenue forecast and our outlook for 2017 overall. More specifically, in our advertising business, due to Q2 strong start, meeting Q2 Plan and even closing Q1 gap, becomes more and more realistic."

Customer Acquisition Costs and Media Buy ("CAC"): CAC in the first quarter of 2017 were $30.1 million, or 48% of revenues, as compared to $34.3 million, or 45% of revenues in the first quarter of 2016. The decreased in the nominal costs was primarily due to the lower level of advertising revenues.

Net Loss: On a GAAP basis, net loss in the first quarter of 2017 was $2.1 million, as compared to a net loss of $5.6 million in the first quarter of 2016. The loss in the first quarter of 2017, was due to the lower revenues, partially offset by an improved cost structure. The loss in the first quarter of 2016 was mainly due to a loss of $3.6 million from operations that were discontinued in 2016.

Non-GAAP Net Income: In the first quarter of 2017, non-GAAP net income was $2.8 million, or 4% of revenues, compared to the $6.7 million, or 9% of revenues, in the first quarter of 2016.

Adjusted EBITDA: In the first quarter of 2017, Adjusted EBITDA was $3.5 million, or 6% of revenues, compared to $8.8 million, or 12% of revenues, in the first quarter of 2016.

Cash and Cash Flow from Operations: As of March 31, 2017, cash and cash equivalents, were $22.8 million. Cash provided by operations in the first quarter of 2017 was $8.2 million, compared to $3.5 million in the first quarter of 2016. The increase in cashflow from operations was primarily due to the discontinuation of certain activities related to Growmobile in 2016, as well as improving our DSO.

Perion currently satisfies all the financial covenants associated with its debt.

Conference Call:

Perion will host a conference call to discuss the results today, May 4, 2017, at 10 a.m. ET. Details are as follows:

•	Conference ID: 7455488
•	Dial-in number from within the United States: 1-888-218-8142
•	Dial-in number from Israel: 1-809-246-037
•	Dial-in number (other international): 1-913-312-0966
•	Playback available until May 11, 2017 by calling 1-844-512-2921 (United States) or
1-412-317-6671 (international). Please use PIN code 7455488 for the replay.
•	Link to the live webcast accessible at http://www.perion.com/ir-events

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter@perionnetwork.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, restructuring costs, loss from discontinued operations, accretion of acquisition related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring tax expenses, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars when the bonds were issued. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company's results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company's functional currency. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words "will", "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 7, 2017. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Vicky Batkin
+972 (73) 398-1000
investors@perion.com

Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS: UNAUDITED

In thousands (except share and per share data)

	Three months ended
	March 31,
	2016	2017
Revenues:
Search and other	$44,554	$37,588
Advertising	31,235	24,388
Total Revenues	75,789	61,976

Costs and Expenses:
Cost of revenues	4,093	3,509
Customer acquisition costs and media buy	34,291	30,052
Research and development	7,391	5,299
Selling and marketing	16,059	15,010
General and administrative	7,201	5,175
Depreciation and amortization	7,339	4,901
Restructuring costs	728	-
Total Costs and Expenses	77,102	63,946

Loss from Operations	(1,313)	(1,970)
Financial expense, net	3,138	2,184

Loss before Taxes on Income	(4,451)	(4,154)
Taxes on income	(2,428)	(2,080)

Net Loss from Continuing Operations	(2,023)	(2,074)
Net Loss from discontinued operations	(3,585)	-

Net Loss	$(5,608)	$(2,074)

Net Earnings (Loss) per Share - Basic and Diluted:
Continuing operations	$(0.02)	$(0.03)
Discontinued operations	$(0.05)	$-

Weighted average number of shares continuing and discontinued
Basic and Diluted	76,169,607	77,486,996

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS: UNAUDITED

In thousands

	December 31,	March 31,
	2016	2017
ASSETS

Current Assets:
Cash and cash equivalents	$23,962	$22,809
Short-term bank deposit	8,414	-
Accounts receivable, net	71,346	55,494
Prepaid expenses and other current assets	10,036	12,761
Total Current Assets	113,758	91,064

Property and equipment, net	14,205	14,748
Goodwill and intangible assets, net	234,755	230,744
Deferred taxes	4,117	4,004
Other assets	1,617	1,476

Total Assets	$368,452	$342,036

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$38,293	$31,521
Accrued expenses and other liabilities	17,466	15,066
Short-term loans and current maturities of long-term and convertible debt	17,944	11,799
Deferred revenues	5,354	5,126
Payment obligation related to acquisitions	7,653	7,683
Total Current Liabilities	86,710	71,195
Long-Term Liabilities:
Long-term debt, net of current maturities	37,928	36,792
Convertible debt, net of current maturities	21,862	16,039
Deferred taxes	8,087	5,343
Other long-term liabilities	5,721	5,682
Total Liabilities	160,308	135,051

Shareholders' equity:
Ordinary shares	210	211
Additional paid-in capital	234,831	235,397
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive loss	(265)	83
Accumulated deficit	(25,630)	(27,704)
Total Shareholders' Equity	208,144	206,985

Total Liabilities and Shareholders' Equity	$368,452	$342,036

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS: UNAUDITED

In thousands

	Three months ended March 31,
	2016	2017
Operating activities:
Net Loss	$(5,608)	$(2,074)
Loss from discontinued operations, net	(3,585)	-
Net Loss from Continuing Operations	(2,023)	(2,074)

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,339	4,901
Stock based compensation expense	1,858	558
Foreign currency translation	189	(11)
Accrued interest, net	83	100
Deferred taxes, net	(1,649)	(2,643)
Change in payment obligation related to acquisition	567	30
Fair value revaluation - convertible debt	2,319	2,833
Net changes in operating assets and liabilities	(2,423)	4,532
Net cash provided by continuing operating activities	6,260	8,226
Net cash used in discontinued activities	(2,712)	-
Net cash provided by operating activities	$3,548	$8,226
Investing activities:
Purchases of property and equipment	$(481)	$(831)
Capitalization of development costs	(1,461)	(970)
Short-term deposits, net	32,061	8,414
Net cash provided by investing activities	$30,119	$6,613
Financing activities:
Exercise of stock options and restricted share units	1	1
Payment made in connection with acquisition	(3,880)	-
Repayment of convertible debt	(7,620)	(7,901)
Repayment of short-term loans	-	(8,137)
Repayment of long-term loans	(1,365)	-
Net cash used in financing activities	$(12,864)	$(16,037)
Effect of exchange rate changes on cash and cash equivalents	53	45
Net increase (decrease) in cash and cash equivalents	23,568	(1,153)
Net cash used in discontinued activities	(2,712)	-
Cash and cash equivalents at beginning of year	17,519	23,962
Cash and cash equivalents at end of year	$38,375	$22,809

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS: UNAUDITED

In thousands (except share and per share data)

	Three months ended
	March 31,
	2016	2017

GAAP Net Loss from Continuing Operations	$(2,023)	$(2,074)
Acquisition related expenses	179	-
Share based compensation	1,858	558
Amortization of acquired intangible assets	6,445	4,052
Restructuring costs	728	-
Fair value revaluation of convertible debt and related derivative	839	1,431
Accretion of payment obligation related to acquisition	567	30
Taxes related to amortization of acquired intangible assets	(1,920)	(1,243)
Non-GAAP Net Income from Continuing Operations	$6,673	$2,754

Non-GAAP Net Income from Continuing Operations	$6,673	$2,754
Taxes on income	(508)	(837)
Financial expense, net	1,732	723
Depreciation	894	849
Adjusted EBITDA	$8,791	$3,489

Non-GAAP diluted earnings per share	$0.09	$0.04

Shares used in computing non-GAAP diluted earnings per share	76,207,450	77,930,738